



SEC 11019632 ISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39564

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakbrook Investment Brokers, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

300 South Monterey Avenue
_____(No. and Street)_____

Villa Park	IL	60181
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert G. Stevens   (630) 691-1880
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
_____(Name – if individual, state last, first, middle name)_____

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___Robert G. Stevens___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Oakbrook Investment Brokers, Inc.___, as of ___December 31, 2010___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
TRACEY HOOKS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 07/01/14

_____
Signature

___President___
Title

_____
Notary Public

Subscribed and sworn to before me
this......16th...... Day of....February......, 20..11......
at Villa Park, County of DuPage, State of Illinois

Notary Public_____

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oakbrook Investment Brokers, Inc.

We have audited the accompanying statement of financial condition of Oakbrook Investment Brokers, Inc. as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Oakbrook Investment Brokers, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 17, 2011

OAKBROOK INVESTMENT BROKERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 3,088
Receivable from broker/dealers	42,562
Furniture and equipment at cost,	
less $3,553 accumulated depreciation	716
TOTAL ASSETS	**$ 46,366**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable	$ 4,401
Commissions payable	8,440
Total Liabilities	$ 12,841

SHAREHOLDER'S EQUITY

Common stock, no par value; shares authorized 1,000; shares issued 100; outstanding 70	$ 1,000
Additional paid-in capital	55,000
Retained earnings (deficit)	(17,475)
Less 30 shares of Treasury Stock, at cost	(5,000)
Total Shareholder's Equity	$ 33,525
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 46,366**

The accompanying notes are an integral part of this financial statement.

OAKBROOK INVESTMENT BROKERS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization – Oakbrook Investment Brokers, Inc. (the "Company") was incorporated in the state of Illinois on January 30, 1987. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Furniture and Equipment - Depreciation is provided on a straight-line basis using an estimated useful life of five years.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Cash and cash equivalents, as stated on the statement of financial condition have been valued using Level 1 inputs. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010, the Company's net capital and required net capital were $31,988 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 40%.

NOTE 4 - CONCENTRATION OF COMMISSION REVENUE

For the year ended December 31, 2010, 19% of the commission revenue earned was derived from a specific security.

NOTE 5 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholder of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2007.

NOTE 6 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

Customers of the Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange traded options. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, including the aforementioned transactions, on March 18, 2004, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby that Clearing Broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer.

The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/Dealer. The Company has deposited $25,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement and this amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement also states that the Company may not have any similar agreements with other broker/dealers without prior written approval from the Clearing Broker/dealer. The agreement had an initial term of 36 months and automatically renews for additional 36 month periods unless terminated by either party with prior written notification. The Company will be subject to a termination fee equal to $3,000 per month for each of the remaining months in the renewal terms. The Company is also required to produce monthly minimum revenues of $3,000 with the Clearing Broker/dealer and maintain fidelity bond coverage of at least $30,000.

OAKBROOK INVESTMENT BROKERS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

NOTE 6 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - *(Continued)*

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.



OAKBROOK INVESTMENT BROKERS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010